

December 19, 2022

Mars Guangyuan Cai
Chief Executive Officer
Smart Share Global Ltd
6th Floor, 799 Tianshan W Road
Changning District, Shanghai 200335
People's Republic of China

>   **Re: Smart Share Global Ltd**
>   **Form 20-F for the Fiscal Year Ended December 31, 2021**
>   **Filed April 27, 2022**
>   **File No. 001-40298**

Dear Mars Guangyuan Cai:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2021

Introduction, page 1

1.   Regarding certain terms in this section, in future filings please address the following:
   - Revise your definition of "China" and "PRC" to state that the legal and operational risks associated with operating in China also apply to operations in Hong Kong;
   - Expand your definition of "offline networks" to briefly describe the meaning of "offline cabinets." We note that it does not appear that this term is used elsewhere in your disclosure; and
   - Revise this section to include a reference to Smart Share International Limited, your wholly-owned HK entity, and briefly identify its form of entity and role within your organizational structure.

Cash Flows through Our Organization, page 4

2. In future filings, please provide a cross-reference to the condensed consolidating schedule and the consolidated financial statements.

3. In future filings, please amend your disclosure here and in the summary risk factors and risk factors sections to state that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you, your subsidiaries, and the consolidated VIE(s) to transfer cash. State that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the VIEs by the PRC government to transfer cash.

4. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the VIE(s) or investors, in future filings please summarize the policies in this section, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

Item 3. Key Information
Our Holding Company Structure and Contractual Arrangements with the VIE, page 4

5. We note the second to last sentence in the first paragraph of this section where you state that "we", "us" and "our" may refer to your VIEs in China from time to time. In future filings, please revise your disclosure here and throughout your annual report to remove references to "we", "us" or "our" when describing activities or functions of a VIE. In this regard, refer to the activities or functions of a VIE by referring to the VIE by entity name or "the VIE" or "a VIE", as Smart Share Global does not have ownership or control of the VIEs.

6. We note the diagram of your organizational structure on page 99 and related discussion. In future filings, please revise your disclosure to provide a diagram of the company's corporate structure in this section. Additionally, revise your diagram to use dashed lines without arrows to denote the relationship with the VIE(s) within your organizational structure.

7. In future filings, please revise your disclosure on pages 4 and 99 to expand your discussion to describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements. We note that you list "a series of contractual agreements," including proxy agreements, equity pledge agreement, exclusive business cooperation agreements, exclusive asset subscription agreement, exclusive call option agreement, and spousal consent letter. Please provide a brief description of each of these agreements.

8.   We note that in the first paragraph of this section you refer to the "variable interest entities." Additionally, on page 11 you refer to the "other VIE that had no significant operations." However, your disclosure largely references a single VIE, Shanghai Zhinxiang, including in your Introduction and defined terms. In future filings, please revise your disclosure, including in the Introduction and within the diagram of your corporate structure, to reconcile this disclosure and reflect this additional VIE by name.

9.   We note your disclosure in the first paragraph on page 5 regarding uncertainty about potential future actions by the PRC government that would affect the enforceability of the contractual arrangements with the VIE and, consequently, affect the financial performance of the VIE and the company as a whole. In future filings, please revise this section to clarify that this could result in a material change in your operations and/or change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless.

Permissions Required from the PRC Authorities for Our Operations, page 6

10.   In future filings, please disclose each permission or approval that you, your subsidiaries, or the VIE are required to obtain from Chinese authorities to operate your business. State whether you, your subsidiaries, or the VIE are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE's operations, and discuss how you came to your conclusions and the basis on which you made such determination. In this regard, we note your reference to the CSRC and CAC, but you do not state whether or not you believe you are subject to their review. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In this regard, we note that the disclosure here should not be qualified by materiality.

11.   We note your disclosure beginning on page 101 that your PRC counsel, Commerce & Finance Law Offices, concluded that the ownership structure and the agreements under the contractual arrangements of your VIE and WFOE are not in violation of mandatory provisions of applicable PRC laws and regulations currently in effect, and are valid, binding and enforceable. Please tell us whether your PRC counsel provided an opinion and if they opined on the applicability of CSRC and CAC review.

        Additionally, if you did not rely on the opinion on counsel with respect to your conclusions that you do not any permissions or approvals (or additional permissions and approvals) to operate your business and to offer your securities to investors, in future filings please state as much and explain why such an opinion was not obtained.

The Holding Foreign Companies Accountable Act, page 6

12.   In future filings, please revise this section to expand your disclosure to include discussion of the Accelerating Holding Foreign Companies Accounting Act, including whether and

how this law and related regulations will affect your company. Disclose that trading in your securities may be prohibited under the HFCAA and Accelerating HFCAA if the PCAOB determines that it cannot inspect or investigate completely either of your auditors, and that as a result an exchange may determine to delist your securities. We note your cross-references to the relevant risk factors on page 51.

13.   In future filings, please update your disclosure wherever you discuss the HFCAA to reflect that on August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC to allow the PCAOB to inspect and investigate completely registered pubic accounting firms headquartered in China and Hong Kong, consistent with the HFCAA, and that the PCAOB will be required to reassess its determinations by the end of 2022.

D. Risk Factors
Summary of Risk Factors, page 18

14.   In future filings, please revise your summary risk factors to include a cross-reference to each relevant individual detailed risk factor.

Risks Relating to Our Business and Industry
The growth and profitability of our business depend on the level of consumer demand..., page 35

15.   We note your risk factor indicating that general economic and industry conditions as well as the disposable income of consumers may impact the growth and profitability of your business. Please update this risk factor (and others as appropriate) if recent inflationary pressures have materially impacted your operations. In this regard, identify the types on inflationary pressures your are facing and how your business has been affected.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies..., page 51

16.   We note your disclosure about the Holding Foreign Companies Accountable Act. In future filings, please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Risks Related to Doing Business in China
The PRC government's significant oversight over our business operation could result..., page 51

17.   In future filings, please revise this risk factor to expand your disclosure to discuss how the determinations, changes, or interpretations in PRC regulations may also result in your

inability to assert contractual control over the assets of your PRC subsidiaries. We note that you disclose that could you be required to seek additional permission to continue your operations, which could result in a material adverse change in your operation and that your ordinary shares and ADSs may decline in value or become worthless.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Haiping Li